February 8, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Kristin Lochhead and Michael Fay

Re:	Precision Optics Corporation
Form 10-K for the Fiscal Year Ended June 30, 2023
Form 10-Q for the Quarterly Period Ended September 30, 2023
File No. 001-10647

Dear Ms. Lochhead and Mr. Fay:

Please find below the response of Precision Optics Corporation, Inc (the “Company,” “we” or “our”) to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated February 1, 2024 regarding the above-referenced reports. We have restated in italics below each such comment, followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2023

1.	COMMENT - You disclose on page 9 that your critical accounting policies are included in the Notes to your Financial Statements but it is not clear how your disclosure is responsive to Item 303(b)(3) of Regulation S-K. Please provide separate disclosure that fully addresses Item 303(b)(3) in future filings. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation, as set forth in Item 303(b)(3). Please ensure that the disclosure of your critical accounting estimates is not a repetition of your significant accounting policies.

Response: We acknowledge your comment and plan to include a more specific discussion of critical accounting estimates in future MD&As for a full fiscal year, similar to the following:

Allowance for Doubtful Accounts

We are subject to credit risk primarily in our trade accounts receivable. We generally do not require collateral or other security as a condition of sale, rather it relies on credit approval, balance limitation and monitoring procedures to control credit risk in trade account financial instruments. Our customer base includes many large medical device and defense/aerospace companies, as well as newly incorporated entities pursuing emerging technologies. In those cases where we cannot determine the creditworthiness of our customer, we obtain prepayments and deposits that we judge will be sufficient to mitigate the risk of a significant financial loss. We establish reserves against losses that include both a review of specific account balances and current payment characteristics which are monitored contemporaneously to determine the adequacy of our reserve. Nevertheless, our customers may be adversely impacted by economic factors beyond our understanding and control, and which are difficult to foresee or estimate. A 1% increase in the accounts receivable reserve would increase our costs by approximately $35,000. We significantly increased our allowance for doubtful accounts from $44,135 at June 30, 2022 to $690,097 at September 30, 2023, largely on the basis of adverse credit experience with two existing customers.

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Reserve for Excess and Obsolete Inventory

Inventories, consisting of raw materials, work in process and finished goods, are primarily accounted for using the first-in first-out method, and are valued at the lower of cost and net realizable value. This valuation requires us to make judgments, based on currently available information, regarding product demand and the potential for a future financial loss resulting from the liquidation and disposal of unusable or unsaleable inventory. These assumptions about the future disposition of inventory are inherently uncertain, and changes in our estimates and assumptions may require us to realize write-downs. In addition, we enter into binding supplier commitments which are based on forecasted customer demand. If our customers reduce their forecasts, we may incur additional costs. An increase in the calculation of the reserve for excess and obsolete inventory equivalent to 1% of gross inventory value would increase our costs by approximately $41,000.

2.	COMMENT - We note that your internal control over financial reporting and disclosure controls and procedures were deemed not effective due to a material weakness in your internal controls over financial reporting. Please tell us and revise future filings to clearly disclose the nature of any material weakness, its impact on your financial reporting and ICFR, and management’s current plans, if any, or actions already undertaken, for remediating the material weakness. We also note that your internal control over financial reporting was deemed effective at September 30, 2023 yet you state that there were no changes in it during the quarter. Please revise future filings to disclose remediation actions taken to resolve the material weakness. Please refer to Item 308(a)(3) of Regulation S-K and the 2007 interpretive guidance issued by the SEC in Release No. 34–55929.

Response: Your comment led us to discover a previously unrecognized typographical error in our report. Item 9A of our most recent Form 10-K contained the sentence, “Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2023, because of a material weakness in our internal controls over financial reporting described below.” The sentence should have read that our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of June 30, 2023. The language in Item 9A was an inadvertent carryover from the prior year’s Form 10-K where we had reported a material weakness. Because we in fact did not identify a material weakness for the fiscal year ended June 30, 2023, our report for that year did not discuss “below” any such material weakness.

(As reported in our Form 10-Q for the quarterly period ended March 31, 2023, we had identified a material weakness that affected our reported income for the quarters ended December 31, 2022 and March 31, 2023. We determined, however, that the identified weakness had been appropriately remediated, was confined to those two interim quarters, and did not affect our results for the full fiscal year ended June 30, 2023.)

3.	COMMENT - Please revise your revenue recognition policy in future filings to describe (i) how you recognize revenue for each product and service type presented on page F-8, (ii) the performance obligations you have identified as part of your contracts with customers, (iii) how you satisfy your performance obligations, (iv) the significant judgments made in evaluating when a customer obtains control of promised goods or services, and (v) whether you offer a warranty on your products or services. Refer to ASC 606-10-25-14 through 25-22 and 606-10-25-23 through 25-37. Please also address customer contracts that contain unique, customer-specific terms and conditions, variable consideration, as well as multiple performance obligations, as discussed on page F-1. Refer to ASC 606-10-32-1 through 32-13 and 32-28 through 32-45. For Engineering Design Services, please clarify why point in time is appropriate for revenue recognition, including your consideration of the criteria in ASC 606-10-25-27 through 25-29. Lastly, please ensure that you provide all of the required disclosures under ASC 606-10-50, as applicable, including 50-12, 50-17, 50-18, 50-19, and 50-20. Please provide us any revised accounting policy and disclosures that you propose to put in future filings.

Response: We acknowledge your comment and will address those matters in future filings. A sample draft of such footnote disclosure appears below. Please note that the Company does provide a limited warranty that our products will meet previously agreed upon customer specifications. We currently do not include a warranty reserve in our financial statements because warranty claims historically have been immaterial.

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Revenue Recognition

6.	REVENUE RECOGNITION

The Company determines revenue recognition for arrangements that we determine are within the scope of Accounting Standards Codification, Topic 606, “Revenue from Contracts with Customers,” or ASC 606, by performing the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy the performance obligations. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within the contract and determine those that are performance obligations and assess whether each promised good or service is distinct based on the contract.

The Company disaggregates revenues by product and service types as it believes best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. Revenues are comprised of the following for the three and six months ended December 31, 2023 and 2022:

	Three Months Ended December 31,		Six Months Ended December 31,
	2023	2022	2023	2022
Engineering Design Services	$2,265,217	$1,701,611	$4,166,216	$3,344,578
Optical Components	1,979,875	2,580,140	3,883,186	5,232,821
Finished Products and Assemblies	579,197	1,005,210	1,096,142	1,794,863
Technology Rights	–	600,000	–	600,000
Total Revenues	$4,824,290	$5,886,961	$9,145,544	$10,972,262

Other selling costs to obtain and fulfill contracts are expensed as incurred due to the short-term nature of a majority of contracts. The Company extends terms of payment to its customers based on commercially reasonable terms for the markets of its customers, while also considering their credit quality. Shipping and handling costs charged to customers are included in revenue.

Revenue recognition policies for each of the four product and service types appear below.

Engineering Design Services

The Company enters into contractual agreements with our customers, including design services agreements, statements of work and receive purchase orders for development projects. These agreements provide costs on an estimated basis for the services we have agreed to provide. Engineering Design Services are rendered on a time and materials basis. The Company recognizes revenue as customers are invoiced for the actual engineering services provided in the period. Revenue is also recognized on materials purchased for development projects at the time of receipt. Engineering Design Services are provided on a best-efforts basis; no warranty is provided as there is no guarantee that the work will result in the attainment of the customer’s project objectives. The Company may obtain customer deposits in advance of rendering engineering design services. Customer deposits are treated as contractual liabilities until the terms of customer agreements are satisfied and are not a component of revenue.

Optical Components; Finished Products and Assemblies

The Company provides fixed price quotations to our customers and requires purchase orders for all purchased optical components, medical devices and assemblies. Revenue is recognized at the time title passes to our customer based on our review of the customer contract, generally at the time of shipment from our facilities. Occasionally the Company may enter into “bill and hold” contractual arrangements where title is held by our customers while goods are stored at our facilities for their convenience.

Technology Rights and Royalties

The Company may recognize revenue for the sale of technology rights and through the receipt of royalties obtained under a license of our intellectual property. These revenues are recognized in the period in which, in our judgment, they are earned and no longer contingent under the terms and conditions of the relevant customer contract.

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Form 10-Q for the Quarterly Period Ended September 30, 2023

4.	COMMENT – Quarterly Days' Sales in Accounts Receivable appears to have increased from 62 at September 30, 2022 to 97 at September 30, 2023. Please explain to us and in future filings the reason for the increase.

Response: Several factors in the quarter ended September 30, 2023 led to an unusually high days sales outstanding (DSO). Compared to the same quarter in 2022, we had overall higher revenue levels for engineering work, and lower levels for optical components, finished products and assemblies for the quarter. Generally, the engineering work will not be billed to the customer as quickly as for components, products and assemblies because it takes more time to assemble the details behind the engineering services invoices. The other items are billed during the month, generally at the time of shipment. We also experienced low overall sales volume in the quarter ending September 30, 2023, which had an impact since the DSO calculation averages sales for the quarter only. Finally, due to staff vacancies, we were unable to devote normal collections efforts to the summer quarter and payment receipts suffered temporarily.

Our DSO has since recovered to 67 days for the quarter ended December 31, 2023, as compared to 63 days for that same quarter in 2022. Variations due to timing of individual invoices are typical for any two given calendar quarters, and we do not consider a swing to 67 days from 63 days to be material. If in future reporting periods we find large differences in DSO versus the comparison period, we plan to explain the differences in our report for that period.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (978) 630-1800 x161.

Yours truly,

/s/ Wayne Coll

Wayne Coll

Chief Financial Officer

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